Exhibit 12.1
Brown Shoe Company, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Fiscal Years Ended						Quarters Ended
	Historical					Pro Forma	Historical		Pro Forma
	2006	2007	2008	2009	2010	2010	Q1 2010	Q1 2011	Q1 2011
($ millions)
Earnings (loss) before income taxes	$93.4	$83.8	$(188.6)	$11.7	$53.2	$67.6	$16.8	$6.0	$9.9

Add:
Fixed charges	40.6	40.0	43.4	48.8	48.0	54.5	11.8	13.5	13.8
Amortization of capitalized interest	—	—	—	0.1	0.2	0.2	0.1	0.1	0.1

Less:
Capitalized interest	—	—	(0.2)	(1.0)	(1.3)	(1.3)	(0.5)	(0.0)	(0.0)

EARNINGS (LOSS) BEFORE INCOME TAXES AND FIXED CHARGES	$134.0	$123.8	$(145.4)	$59.5	$100.1	$121.0	$28.1	$19.5	$23.7

Interest expense	$17.9	$16.2	$17.1	$20.2	$19.6	$25.6	$4.5	$6.7	$7.0
Interest portion of rent expense (1)	22.7	23.8	26.1	27.6	27.0	27.5	6.7	6.7	6.7
Capitalized interest	—	—	0.2	1.0	1.3	1.3	0.5	0.0	0.0

TOTAL FIXED CHARGES	$40.6	$40.0	$43.4	$48.8	$48.0	$54.5	$11.8	$13.5	$13.8

RATIO OF EARNINGS TO FIXED CHARGES (2)	3.30	3.09	N/A	1.22	2.09	2.22	2.39	1.45	1.73

(1)	Calculated as 17% of rent expense, which is a reasonable approximation of the interest factor.

(2)	Earnings were inadequate to cover fixed charges by $188.8 million for the year ended January 31, 2009.